Exhibit 99.5

About this Statement

Royal Bank of Canada’s Statement Regarding Modern Slavery (“Statement”), covering our fiscal year of November 1, 2023, to October 31, 2024, is made on behalf of Royal Bank of Canada (“the Bank”) and certain of its subsidiaries (collectively “RBC”, “we”, “us” or “our”) pursuant to section 6(2) of the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Canadian Act”)[1], section 54(1) of the Modern Slavery Act 2015 (the “U.K. Act”)[2], and section 14 of the Modern Slavery Act 2018 (the “Australian Act”)[3].

Modern slavery – including but not limited to forced labour and child labour4 (“Slavery”) – and human trafficking are contrary to our Purpose, Vision and Values5. We do not tolerate slavery or human trafficking in our business or in those of our suppliers and subcontractors. We hold ourselves to the highest standards and expect employees, contract workers and members of the boards of directors of Royal Bank of Canada (“the Board”) and all its subsidiaries to act with integrity and comply at all times with the letter and spirit of the laws, regulations and rules that apply to RBC in the jurisdictions where we operate. If instances arise where these expectations are not met, we will seek ways to promote respect for human rights in accordance with the United Nations Guiding Principles on Business and Human Rights (“UNGPs”) and our Values.

Our structure, operations and supply chain

The Bank is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 98,000+ employees who bring our vision, values, and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 18+ million clients in Canada, the U.S. and 27 other countries. The Bank is a Schedule I bank under the Bank Act (Canada), with corporate headquarters in Toronto and listings on the Toronto Stock Exchange and the New York Stock Exchange.

2024 Highlights

∎    Enhancements and expansion of tools and technology for monitoring supplier risk.

∎    Enhancements to human rights content in mandatory Code of Conduct training.

∎    Developed targeted training for select procurement and third third-party management staff based on Public Safety Canada’s 2024 Annual Report to Parliament on the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada)[6].

∎    Commenced work to enhance supplier awareness of RBC’s existing human rights grievance mechanism.

2 | Statement Regarding Modern Slavery 2024

Our business segments

∎

Personal Banking: Provides a broad suite of financial products and services to retail clients in Canada, the Caribbean and the U.S. Our commitment to building and maintain deep and meaningful relationships with our clients is underscored by the delivery of exceptional client experiences, the breadth of our product suite, our depth of expertise and the features of our digital solutions.

∎

Commercial Banking: Offers a wide range of lending, deposit and transaction banking products and services to Canadian companies and foreign businesses in Canada. Our team of relationship managers and specialists serves the full lifecycle of commercial clients, from entrepreneurs and mid-market enterprises to the largest Canadian privately owned companies, public corporations and Canadian subsidiaries of global multinationals.

∎

Wealth Management: Primarily serves affluent, high net worth (HNW) and ultra-high net worth (UHNW) clients from our offices in key financial centres, from across the globe. We offer a comprehensive suite of wealth, investment, trust, banking, credit, and other solutions to this client segment. We also provide a self-directed investment service in Canada, as well as asset management products globally to institutional and individual clients through our distribution channels and third-party distributors. We offer asset services and investor trust services to financial institutions, asset managers and asset owners in Canada.

∎

Insurance: Offers a comprehensive suite of advice and solutions for individual and business clients including life, health, wealth, property & casualty, travel, group benefits, longevity reinsurance and reinsurance. We provide tailored, client-led advice and solutions, harnessing the power of technology and data and leveraging the strength and scale of the RBC enterprise as our competitive advantage.

∎

Capital Markets: Provides expertise in advisory & origination, sales & trading, lending & financing and transaction banking to corporations, institutional clients, asset managers, private equity firms and governments globally. We serve clients from 58 offices in 16 countries across North America, the U.K. & Europe, Australia, Asia, and other regions.

∎

Corporate Support: Consists of Technology & Operations, which provides the technological and operational foundation required to effectively deliver products and services to our clients, Functions, which includes our finance, human resources, risk management, internal audit, and other functional groups, as well as our Corporate Treasury function.

Risks of modern slavery in our operations and supply chain

RBC manages modern slavery risk through a variety of policies, processes, and practices, which are outlined in this Statement. RBC’s supply chain involves purchasing a broad range of goods and services from international, national, regional, and local suppliers. We identify, assess, and monitor areas in our supply chain where there may be a risk of slavery and human trafficking. Our principal supply chain includes suppliers of technology and other office equipment, software, property and facilities management services, business travel, merchandise suppliers, conference providers, executive recruitment agencies and various other professional and financially related services.

Given the complex nature of the work, and the countries in which we operate, the risk of modern slavery in RBC’s direct operations is low. However, we recognize that we may potentially be indirectly linked to the risk of modern slavery as a result of our business activities, and that certain sectors from which we source goods and services may pose a higher risk of modern slavery.

Statement Regarding Modern Slavery 2024 |  3

Our frameworks and policies

RBC’s Values set the foundation of our culture and are rooted in our respect for and our commitments to our clients, stakeholders, communities, and each other. The governance committee of the Board recommends individuals for election or re-election as directors, oversees the process for evaluating board committee and director effectiveness, and oversees management of culture and conduct at the Bank, including breaches of our Code of Conduct7. Additional responsibilities include (i) developing and recommending governance frameworks, principles, and policies to the board; (ii) overseeing ESG matters; (iii) monitoring developments in corporate governance and adapting best practices; and (iv) reviewing shareholder proposals and recommending responses to the Board. More specifically, the governance committee is also responsible for reviewing the Bank’s social impact strategy and certain of our non-financial disclosures, including those in respect to human rights. Our Statement of Corporate Governance Practices8 provides an overview of our corporate governance structure, principles, policies, and practices.

Environmental and social risk policies

The ability to manage risk is a core competency of the Bank and is supported by our risk-aware culture and risk management approach. We define environmental and social (“E&S”) risk as the potential for an E&S issue associated with us, a client, transaction, product, supplier, or activity to have a negative impact on us, including our financial position, operations, legal and regulatory compliance, or reputation. It refers to the risk that we face as a result of the manner in which we, a supplier or a client manage(s) E&S issues or relationships with stakeholders and communities.

Our Enterprise Policy on Environmental and Social Risk (“E&S Risk Policy”)9 outlines our principles for E&S risk management and sets out standards for how E&S risks arising from our activities are identified, assessed, measured, managed, mitigated, monitored, and reported. Further, for certain project-finance related transactions we manage E&S risk in accordance with the Equator Principles (“EP”)10, a benchmark for determining, assessing and managing E&S risk for project finance. As a signatory to the EP, we report annually11 on projects assessed according to the EP framework.

Group Risk Management

Under the oversight of the Board and senior management, the Enterprise Risk Management Framework provides an overview of our enterprise-wide programs for managing risks, including identifying, assessing, measuring, controlling, monitoring, and reporting on the significant risks faced by the organization. The risk committee of the Board oversees our risk management program, which is designed to ensure that the policies, procedures, and controls used by management are sufficient to keep risks within our risk appetite.

Culture and conduct

To build and maintain the trust of our clients, employees, shareholders, and communities, the Board sets the tone from above, establishes the standards of conduct and champions our Values as stated in our Code of Conduct.

The RBC Enterprise Risk Management Framework and Enterprise Culture and Conduct Risks Framework serve as foundations to promote a risk-aware culture, and, along with the Enterprise Risk Appetite Framework, guide our other risk frameworks, risk management processes and procedures, and employee conduct. The Board, both directly and through its governance committee, oversees the management of culture and conduct risks throughout the entire organization, including the implementation of enterprise frameworks and policies.

Code of Conduct

At RBC, we recognize that respecting human rights is a shared responsibility of all enterprises regardless of where they operate globally. This perspective aligns with our Purpose, Vision and Values and has long been reflected in our policies and practices. Our Values and Code of Conduct guide us and set expectations for our decision-making. Our Code of Conduct is the roadmap we follow to meet the highest standards of integrity. It also lays the foundation for how we work together; helping us establish a workplace that is a respectful, transparent, and fair environment. The Code of Conduct forms the basis for our relationships. The Code of Conduct applies to all employees, contract workers and members of the boards of directors of Royal Bank of Canada and all its subsidiaries.

Our core Purpose, Vision, and Values, and seeking to respect others in our pursuit of doing what’s right, are fundamental principles that support and guide RBC’s commitment to respecting human rights across our organization. Actual or possible violations of our Code of Conduct, including with respect to human rights are required to be reported, in order to take appropriate action to review and address issues. The governance committee receives regular reports on culture and conduct matters, including violations of our Code of Conduct, and monitors emerging trends and best practices as part of its holistic approach to overseeing these issues.

4 | Statement Regarding Modern Slavery 2024

Supplier Code of Conduct

Our Supplier Code of Conduct12 (the “Supplier Code”) requires suppliers and subcontractors to, among other things, abide by applicable employment standards, labour, non-discrimination, and human rights legislation. Where applicable laws do not prohibit human rights discrimination, or where they allow for differential treatment, we expect suppliers and subcontractors to be committed to non-discrimination principles and not to operate in a way that unfairly differentiates between individuals. Our supplier contract templates include terms relating to Supplier Code compliance.

Suppliers must be able to demonstrate that they have policies and procedures in place to confirm that: child, forced or compulsory labour is not used; human rights discrimination and harassment are prohibited; retaliation for speaking up is prohibited and employees are free to raise concerns and speak up without fear of reprisal; appropriate and reasonable background screenings, including investigations for prior criminal activity to support the integrity and good character of the supplier’s employees have been conducted; and clear and uniformly applied employment standards are used that meet or exceed legal and regulatory requirements.

Where we are satisfied that a supplier’s policies and procedures are at least equivalent to the Supplier Code, we may accept a supplier’s commitment to comply with their own policies and procedures.

Our due diligence processes

Financial crimes

We have an enterprise-wide Financial Crimes program designed to deter, detect, and report suspected money laundering and terrorist financing or suspicious activity, including the misuse of our products, services and delivery channels related to financial crime. RBC’s Financial Crimes’ program helps mitigate risks related to money laundering, terrorist financing, bribery and corruption, and economic sanctions, including risks associated with modern slavery, and human trafficking, which may be a predicate offense to money laundering and/or terrorist financing.

RBC adheres to applicable legal and regulatory requirements related to financial crimes, including measures to identify and verify client information, monitor client transactions for unusual activity, and report suspicious activity to the relevant authorities in an effort to identify criminal activities, such as slavery and human trafficking. Further, RBC maintains a risk-based approach to transaction monitoring and investigations to enable the sound operation of our controls and systems to safeguard our financial services. Additionally, our anti-bribery and anti-corruption measures are designed to maintain integrity and aim to avoid or avoid contributing to adverse human rights impacts.

RBC is an active participant in the Financial Transactions and Reports Analysis Centre of Canada’s “Project Protect” and “Project Shadow” initiatives, which target human trafficking for sexual exploitation and online child sexual exploitation respectively.

For detailed information about our approach to financial crimes, see our website13.

Group Risk Management

Group Risk Management is responsible for defining E&S risk management requirements, including establishing policies, and performing effective oversight in relation to E&S risk. Business segments and corporate functions are responsible for incorporating E&S risk management requirements within their own operations.

Supplier risk management

We have risk assessment and due diligence programs in place for suppliers including confirmation that suppliers acknowledge acceptance of the Supplier Code expectations. We risk assess suppliers at the inception of the business relationship and have processes in place to track changes in their risk profiles on an ongoing basis (including when there are material changes in the contract or supplier) and to identify negative news related to our highest risk suppliers. If a supplier is flagged for human rights risk, they will be subject to enhanced due diligence. RBC aims to prevent and mitigate adverse impacts we may be directly linked to by taking appropriate action to mitigate such risks, which may include exercising leverage in our business relationships.

RBC maintains the right to monitor and assess supplier compliance and audit suppliers’ control environment.

RBC Global Asset Management

RBC GAM14 is the asset management division of RBC. RBC GAM is a provider of global investment management services and solutions to institutional, high net-worth, and individual investors through separate accounts, pooled funds, mutual funds, hedge funds, exchange-traded funds, and specialty investment strategies.

As an asset manager, RBC GAM has an obligation to act in the best interests of the accounts that it manages, including segregated client accounts and investment funds (collectively, “portfolios”). RBC GAM believes that being an active, engaged, and responsible investor empowers it to enhance the risk-adjusted, long-term performance of our portfolios. As described in its Approach to Responsible Investment15, RBC GAM believes that respecting international human rights standards16 supports a stable, resilient business operating environment, as well as well-functioning global capital markets.

Statement Regarding Modern Slavery 2024 |  5

RBC GAM’s investment teams incorporate material ESG factors into their investment-related decisions for applicable types of investments17. Social factors may include, but are not limited to, human rights, Indigenous rights, employee relations and working conditions engagement, health and safety, and labour practices.

RBC GAM considers material ESG factors in proxy voting and engagement with issuers for applicable types of investments18. It engages with issuers, regulatory bodies, lawmakers, and other stakeholders, where applicable, in consideration of the best interests of its investments and portfolios. RBC GAM exercises the voting rights of the portfolios it manages on behalf of clients, with a view to enhancing the long-term value of the securities held. Each voting decision is made independently, in accordance with RBC GAM’s Proxy Voting Guidelines (“guidelines”)19. As per its guidelines, RBC GAM generally supports proposals that call on companies to adopt or comply with policies that conform to the UNGPs, and/or express a commitment to respect the International Bill of Rights, which includes the Universal Declaration on Human Rights, the International Covenant on Civil and Political Rights, and the International Covenant on Economic, Social and Cultural Rights.

For more information, see the RBC GAM Responsible Investment website20.

Our training

Understanding and complying with the Code of Conduct is a condition of working at RBC, and employees and contract workers must complete the Code of Conduct training course and acknowledgment annually. In 2024, RBC enhanced the content of the Code of Conduct pertaining to human rights impacts.

In addition, select segments of employees who oversee and engage with our supply chains completed targeted training focused on the risks associated with forced labour and child labour in our supply chains.

Our remediation processes

Our Code of Conduct requires all employees and contract workers to report actual or possible misconduct. Our Leadership Model, which sets out key behaviours expected of our workforce, encourages speaking up for the good of RBC. Employees and contract workers are encouraged to speak to their manager, senior management, Human Resources, Compliance, or report through the Conduct Hotline so issues can be addressed quickly and objectively. The Conduct Hotline21, is a global hotline available to all employees and contract workers to report misconduct that may violate our Code of Conduct, policies and laws or is otherwise unethical and could put RBC at risk. This hotline is secure, fully accessible, and available 24/7. It is administered by a third party, and reports may be made anonymously. While employees and contract workers are encouraged to report misconduct through the channels made available by RBC so that RBC can take appropriate action, nothing in the Code prevents employees or contract workers from reporting misconduct directly to an external regulator or government agency. RBC upholds a strict commitment to non-retaliation.

We also have the Global Business Activities & Human Rights communication channel for our stakeholders, including those in our supply chains, to report concerns related to RBC business activities worldwide that may not align with our Human Rights Position Statement22. Like our Conduct Hotline, this channel is secure, available 24/7, facilitated by a third party and allows for reports to be made and tracked anonymously.

Clients can raise concerns through our Make a Complaint website23, and anyone who has reason to believe that the spirit or principles of the Supplier Code are not being respected by an RBC Supplier can report this to RBC Third Party Risk.

Assessing our effectiveness

We intend to continue to assess and refine key performance indicators to measure our success in operationalizing the commitments in our Human Rights Position Statement. The effectiveness of RBC’s Financial Crimes program is periodically evaluated to confirm it remains current and aligned with business activities, regulatory developments, industry standards and best practices.

We conduct ongoing screening of all suppliers, which allows us to baseline a supplier’s risk profile and subsequently flag and assess any activities that would violate our Supplier Code. We discuss any instances where corrective actions are required with the relevant supplier and track these issues to completion. Having leveraged such supplier screenings and monitoring procedures, as well as our policies and processes relating to internal conduct, no evidence of modern slavery – including forced labour or child labour – or human trafficking incidents, or loss of income as a result of steps taken to eliminate modern slavery or human trafficking have been identified in 2024 and thus there has not been a basis to take remedial steps regarding such matters.

6 | Statement Regarding Modern Slavery 2024

RBC’s Survivor Inclusion Initiative

RBC established a Survivor Inclusion Initiative in 2021 in collaboration with Finance Against Slavery and Trafficking, a project housed at the United Nations University Centre for Policy Research, and Salvation Army Illuminate.

The initiative, which has been expanded since its launch, provides survivors of human trafficking and slavery, who often have no credit history and limited financial literacy, the opportunity to access financial products and services through a free, unlimited chequing and savings account to help survivors access fundamental opportunities and services. RBC also provides financial literacy support and assistance through specially trained financial advisors who have undertaken trauma-informed sensitivity training to help survivors build a secure future for themselves and their families.

For more information, please see our website[24].

Our consultation and governance process

In preparing this Statement Regarding Modern Slavery, the Bank engaged with each of the reporting entities covered by this Statement, and with other entities it owns or controls. It also consulted with key areas of our organization to prepare this Statement, including Procurement, Third Party Risk, Group Risk Management, Financial Crimes, Human Resources, Sustainability & Impact and Law Group. This consultation process has supported our enterprise-wide approach to modern slavery.

Conclusion

RBC remains committed to preventing slavery and human trafficking within our businesses and supply chains. We will continue to regularly review our policies, procedures, and practices to determine any enhancements we can make to help prevent slavery and human trafficking.

Approval

This Statement was approved by the following boards: BlueBay Asset Management LLP on January 20, 2025; RBC Europe Limited on January 27, 2025; RBC Global Asset Management (U.K.) Limited on January 22, 2025; Royal Bank of Canada Holdings (U.K.) Limited on January 23, 2025; RBC Investor Services Trust on January 28, 2025; BlueBay Asset Management (Services) Ltd. on January 20, 2025; and Royal Bank of Canada as of January 30, 202525.

Attestation pursuant to section 11 of the Canadian Act

In accordance with the requirements of the Canadian Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for the entity or entities subject to the Canadian Act. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Canadian Act, for the reporting year listed above.

Signed by

President and Chief Executive Officer, Director,

Royal Bank of Canada

January 30, 2025

Statement Regarding Modern Slavery 2024 |  7

1

This Statement is made on behalf of the following subsidiaries of the Bank with respect to the Canadian Act: RBC Direct Investing Inc., RBC Dominion Securities Inc., RBC Global Asset Management Inc., RBC Insurance Agency Ltd., RBC Insurance Services Inc., RBC Investor Services Trust, RBC Life Insurance Company, RBC Phillips, Hager & North Investment Counsel Inc., Royal Bank Mortgage Corporation, RBC Covered Bond GP Inc., RBC Private Counsel Inc., Royal Trust Corporation of Canada and The Royal Trust Company. This Statement is also made on behalf of RBC Indigo Asset Management Inc. for the period from March 28 to October 31, 2024, as the latter became an indirectly wholly owned subsidiary of the Bank following the acquisition by the Bank of HSBC Bank Canada on March 28, 2024.

2

This Statement is made on behalf of the following subsidiaries of the Bank with respect to the U.K. Act: RBC Europe Limited, RBC Investor Services Trust., BlueBay Asset Management LLP and RBC Global Asset Management (UK) Limited, and Royal Bank of Canada Holdings (U.K.) Limited.

3	This Statement is made on behalf of the following subsidiary of the Bank with respect to the Australian Act: RBC Global Asset Management (UK) Limited.

4	As defined pursuant to section 2 of the Canadian Act.

5	https://www.rbc.com/our-company/purpose-vision-and-values.html

6	https://www.publicsafety.gc.ca/cnt/rsrcs/pblctns/2024-frcd-lbr-chld-lbr-spply-chns-ct/index-en.aspx

7	https://www.rbc.com/our-company/_assets-custom/pdf/Code-Of-Conduct.pdf

8	https://www.rbc.com/our-company/governance/index.html

9

The E&S Risk Policy is not inclusive of the activities of, and assets under management by RBC Global Asset Management (RBC GAM). RBC GAM has developed its own policy with respect to these matters. RBC GAM includes, but is not limited to, the following wholly owned indirect subsidiaries of the Bank: RBC Global Asset Management Inc. (including Phillips, Hager & North Investment Management), RBC Global Asset Management (U.S.) Inc., RBC Global Asset Management (UK) Limited, RBC Global Asset Management (Asia) Limited and BlueBay Asset Management LLP.

10	https://equator-principles.com

11	https://equator-principles.com/signatories-epfis-reporting/

12	https://www.rbc.com/sourcing/supplier_code_of_conduct.html

13	https://www.rbc.com/regulatory-information/global-approach.html

14

In this document, references to RBC GAM include the following affiliates: RBC Global Asset Management Inc. (including Phillips, Hager & North Investment Management), RBC Global Asset Management (U.S.) Inc., RBC Global Asset Management (UK) Limited, RBC Global Asset Management (Asia) Limited, BlueBay Asset Management LLP, and RBC Indigo Asset Management Inc.

15	https://www.rbcgam.com/documents/en/articles/approach-to-responsible-investment.pdf

16

International human rights standards include but are not limited to: the Universal Declaration on Human Rights, the International Bill of Rights, the International Labour Organization’s (ILO) Declaration on Fundamental Principles and Rights at Work, the UN Guiding Principles, and the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP).

17

References to RBC GAM’s investment approach, applicable types of investments, and applicable assets under management (AUM) exclude RBC Indigo Asset Management Inc. and certain investment strategies, asset classes, exposure or security types that do not integrate ESG factors. Examples of what would not integrate ESG factors include, but are not limited to, money market, buy-and-maintain, passive and certain third-party sub-advised strategies or certain currency or derivative instruments.

18

RBC GAM’s approach to active stewardship, proxy voting and engagement generally excludes RBC Indigo Asset Management Inc. and may encompass a range of subjects, which may or may not include ESG-related matters. References to active stewardship do not apply to certain investment strategies where proxy voting and/or engagement are not used. For instance, there is no engagement with issuers in quantitative investment, passive and certain third-party sub-advised strategies, and RBC GAM does not manage proxy voting for certain third-party sub-advised strategies. For clarity, voting decisions for the portfolios managed by RBC Indigo Asset Management Inc. and not sub-advised by third parties apply the guidelines.

19

For applicable regions. RBC GAM’s custom Proxy Voting Guidelines are applied in Canada, the U.S., the UK, Ireland, Australia, and New Zealand. In all other markets, RBC GAM applies Institutional Shareholder Services (ISS) local proxy benchmark voting policies. This applies to RBC Indigo Management Inc.

20	https://www.rbcgam.com/en/ca/about-us/responsible-investment/

21	https://cloud.clearviewconnects.com/#/reporter/submit-report?org=GBAHRRBC&lang=en&vanity=true

22	https://www.rbc.com/community-social-impact/_assets-custom/pdf/human-rights-statement.pdf

23	https://www.rbc.com/customercare/

24	https://www.rbc.com/diversity-inclusion/strategic-priorities/enabling-economic-inclusion/survivor-inclusion-initiative.html

25

Pursuant to paragraph 11(4)(b) of the Canadian Act, the board of directors of Royal Bank of Canada also approved this Statement on behalf of the following entities: RBC Direct Investing Inc., RBC Dominion Securities Inc., RBC Global Asset Management Inc., RBC Insurance Agency Ltd., RBC Insurance Services Inc., RBC Investor Services Trust, RBC Life Insurance Company, RBC Phillips, Hager & North Investment Counsel Inc., Royal Bank Mortgage Corporation, RBC Covered Bond GP Inc., RBC Private Counsel Inc., Royal Trust Corporation of Canada and The Royal Trust Company. This Statement is also made on behalf of RBC Indigo Asset Management Inc. for the period from March 28 to October 31, 2024, as the latter became an indirectly wholly owned subsidiary of the Bank following the acquisition by the Bank of HSBC Bank Canada on March 28, 2024.

® / ™ Trademark(s) of Royal Bank of Canada.
© Royal Bank of Canada 2025 VPS113277	130888 (02/2025)